Exhibit 99.2

BRENMILLER ENERGY LTD.

ROSH HAAYIN, ISRAEL

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON May 9, 2023

The enclosed proxy statement is being solicited by the board of directors (the “Board of Directors”) of Brenmiller Energy Ltd. (the “Company”) for use at the Company’s annual and special general meeting of shareholders (the “Meeting”) to be held at on May 9, 2023 at 4:00 p.m. Israel time, or at any adjournment or postponement thereof, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value NIS 0.02 per ordinary share, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Quorum and Adjournment

The presence of any two or more shareholders, personally or by proxy, holding not less than 25% (twenty-five) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until May 16, 2023 at 4:00 p.m. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Israeli Companies Law, 5979-1999 (the “Companies Law”), Proposals No. 1 and 2 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast in person or by proxy by shareholders with respect to such proposal (a “Simple Majority”).

Pursuant to the Companies Law, Proposals No. 3, 4, 5 and 6 described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, constituting: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, including a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in each of the said Proposals; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, a “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including: (i) the personal interest of any of his or her relatives (which includes, for these purposes, the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. In the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company; or (ii) the right to appoint directors of a company or its chief executive officer.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Ofir Zimmerman, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, or via e-mail: ofirz@bren-energy.com. Any Position Statement received will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il. Position Statements should be submitted to the Company no later than April 28, 2023. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than May 3, 2023.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s voting rights (886,520 Ordinary Shares) and whoever holds 5% of the Company’s voting rights without taking into consideration the shares that are hold by the Company’s controlling shareholder (596,873 Ordinary Shares) is entitled to examine the proxy and voting material in the Company’s office after the General Meeting was held.

It is noted that there may be changes on the agenda after publishing this proxy statement and there may be Position Statements which can be published thereafter. Therefore, the most updated agenda for the Meeting will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO RE-APPOINT KESSELMAN & KESSELMAN, CERTIFIED PUBLIC ACCOUNTANTS (ISR.), A MEMBER FIRM OF PRICEWATERHOUSECOOPERS INTERNATIONAL LIMITED (PWC ISRAEL), CERTIFIED PUBLIC ACCOUNTANTS, AS THE INDEPENDENT AUDITOR OF THE COMPANY, AND TO AUTHORIZE THE BOARD OF DIRECTORS OF THE COMPANY TO DETERMINE THEIR REMUNERATION UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY

Under the Companies Law, the appointment of independent auditor requires the approval of the shareholders of the Company.

 The Board of Directors has authorized and approved the re-appointment of the accounting firm of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (“PwC Israel”), as the independent auditor of the Company until the next annual general meeting of the shareholders of the Company.

 The Board of Directors believes that the re-appointment of PwC Israel as the independent auditor of the Company is appropriate and in the best interests of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (PwC Israel) as the independent auditor of the Company, and to authorize the Board of Directors of the Company to determine their remuneration until the next annual general meeting of the shareholders of the Company.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO RE-ELECT EACH OF MR. AVRAHAM BRENMILLER, MR. NIR BRENMILLER,
MR. DORON BRENMILLER AND MR. ZIV DEKEL AS DIRECTORS IN THE COMPANY

Under the Companies Law and the Company’s Articles of Association, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Company’s Articles of Association provide that the Company may have at least three (3) and not more than ten (10) directors.

The Company’s Board of Directors currently consists of seven (7) directors. At each annual general meeting of the Company’s shareholders, the Company’s directors, other than the External Directors, can be re-elected until the next annual general meeting.

The Company’s Board of Directors has approved the re-election of Mr. Avraham Brenmiller, Mr. Nir Brenmiller, Mr. Doron Brenmiller and Mr. Ziv Dekel (the “Director Nominees”) to the Company’s Board of Directors until the next annual general meeting of shareholders, and recommends that shareholders approve such re-election.

The Director Nominees, whose professional backgrounds are provided below, have advised the Company that they are willing, able, and ready to serve as directors if re-elected, and that in accordance with Companies Law, the Director Nominees have certified to the Company that they meet all the requirements of the Companies Law for election as a director of a public company, they possess the necessary qualifications and have sufficient time, to fulfill their duties as directors of the Company, considering the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future election of the Director Nominees.

Subject to the re-appointment of each of the Directors, they will continue to be entitled to indemnification and release letters as applicable and in accordance with the Company’s policies, and shall be covered by the Company’s directors and officer’s insurance, in the terms as approved by relevant organs of the Company from time to time.

Set forth below is certain biographical information regarding the background and experience of each of the Directors:

Avraham Brenmiller, Chief Executive Officer and Chairman of the Board of Directors

Mr. Avraham Brenmiller has served as our Chief Executive Officer since January 2012 and as Chairman of our board of directors since January 2012. Mr. A. Brenmiller graduated from Ohio State University, with a Mechanical Engineering degree. Additionally, he holds another Mechanical Engineering degree from ORT Technikum Givatayim in Israel, and an M.B.A for engineers from The Israeli Center for Management. Mr. A. Brenmiller has vast operational experience as a CEO and director at international companies, which our board of directors believes qualifies him to serve as a director. Mr. A. Brenmiller will serve as Chairman of our board of directors until July 31, 2023.

Doron Brenmiller, Chief Business Officer and Director

Mr. Doron Brenmiller has served as our Chief Business Officer since January 16, 2022 and has been a member of our board of directors since 2012. Previously, Mr. D. Brenmiller served as our Executive Vice President since 2012. Mr. D. Brenmiller holds a B.A, in Electrical Engineering from Tel Aviv University in Israel, and an M.B.A from INSEAD Business School in France. Mr. D. Brenmiller excellence and executive experience, qualifies him to serve as a director.

Nir Brenmiller, Chief Operating Officer and Director

Mr. Nir Brenmiller has served as our Chief Operating Officer since January 16, 2022 and has been a member of our board of directors since 2012. Previously, Mr. N. Brenmiller served as our Executive Vice President since 2012. Mr. N. Brenmiller holds a B.A. in Computer Science from the IDC – Reichman University in Israel, and an M.B.A from The Hebrew University in Jerusalem. Mr. N. Brenmiller technological and executive experience qualifies him to serve as a director.

Ziv Dekel, Director

Mr. Ziv Dekel has served on our board of directors since 2012 and was classified by the Board as an Independent director under Nasdaq rules. Mr. Dekel holds a B.S. in Economics and is certified in Business Management from Tel Aviv University in Israel. Mr. Dekel acts as a managing partner of Blue Sky Holding and Management (2004) Ltd. since 2007. Mr. Ziv has also served as a director for Propound Investment House Ltd., Propound holdings 2012 LTD, and the Center for Medical Genetics Ltd. Mr. Dekel is a known advisor to companies and has vast investment experience, which our board of directors believes qualifies him to serve as a director.

The shareholders of the Company will be requested to adopt the following separate resolutions at the Meeting:

“RESOLVED, to re-elect Mr. Avraham Brenmiller as a director of the Company until the next general meeting of shareholders.”

“RESOLVED, to re-elect Mr. Doron Brenmiller as a director of the Company until the next general meeting of shareholders.”

“RESOLVED, to re-elect Mr. Nir Brenmiller as a director of the Company until the next general meeting of shareholders.”

“RESOLVED, to re-elect Mr. Ziv Dekel as a director of the Company until the next general meeting of shareholders.”

The re-election of each of Mr. Avraham Brenmiller, Mr. Nir Brenmiller, Mr. Doron Brenmiller and Mr. Ziv Dekel as directors, as mentioned above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposals.

PROPOSAL 3

TO APPROVE AN EXCHANGE OF A CERTAIN PERCENTAGE OF THE BASIC
TWELVE (12) MONTHS SALARIES WITH EQUITY-BASED COMPENSATION TO THE COMPANY’S
OFFICEHOLDERS THAT ARE ALSO CONTROLLING SHAREHOLDERS

Background

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation for Company’s officeholders that are also a controlling shareholder in the Company, in accordance to or which exceed the terms of the Company’s compensation policy (the “Policy”), require the approval by the compensation committee of the Board of Directors (the “Compensation Committee”), the Board and Company’s shareholders (by a Special Majority, as defined above), in that order.

We now seek the shareholders’ approval for exchanging basic salary with equity-based compensation to the each of: Mr. Avraham Brenmiller, the Company’s Chief Executive Officer (the “CEO”), Chairman of the Board of Directors and a controlling shareholder; Mr. Doron Brenmiller, the Company’s Chief Business Officer, Director and the son of Mr. Avraham Brenmiller; and Mr. Nir Brenmiller, the Company’s Chief Operating Officer, Director and the son of Mr. Avraham Brenmiller (together the “Officeholders”), in accordance with the Policy, and as specified bellow.

General

Mr. Brenmiller founded the Company in Israel in 2012 and served as the Company’s Chief Executive Officer and Chairman of the Board of Directors since then. Mr. Doron Brenmiller has served as the Company’s Chief Business Officer since January 16, 2022 and has been a member of the board of directors since 2012. Mr. Nir Brenmiller has served as Chief Operating Officer since January 16, 2022 and has been a member of the board of directors since 2012.

In order to reduce the Company's salary expenses, in connection with the implementation of an efficiency plan by the Company’s management following the approval of the Board, to decrease expenses and the Company’s burn rate (the “Efficiency Plan”), and with the consent of each of the Officeholders, on February 2, 2023 and on March 15, 2023, the Compensation Committee approved, and on March 20, 2023, the Board of Directors approved,, and voted to recommend that the shareholders approve, to exchange a certain percentage of the basic twelve (12) months salaries (as defined in the Policy) for each of the Officeholders with equity-based compensation, as follows (the “Equity-based grant in exchange of basic salary”):

The Company will issue to Mr. Avraham Brenmiller a total of 21,715 Restricted Share Units (“RSUs”), which will be vested to up to 21,715 Ordinary Shares on a monthly basis for twelve (12) months as of the date of the approval of the Company’s shareholders, at a share price of NIS 4.43 (approximately $1.211).

The Company will issue to Mr. Nir Brenmiller a total of 25,774 RSUs which will be vested to up to 25,774 Ordinary Shares on a monthly basis for twelve (12) months as of the date of the approval of the Company’s shareholders, at a share price of NIS 4.43 (approximately $1.21 2).

The Company will issue to Mr. Doron Brenmiller a total of 34,366 RSUs which will be vested to up to 34,366 Ordinary Shares on a monthly basis for twelve (12) months as of the date of the approval of the Company’s shareholders, at a share price of NIS 4.43 (approximately $1.21 3).

[1]	Based on a 3.667 NIS/$ exchange rate as of March 20, 2023, date of Board approval.
[2]	See footnote 1 above.
[3]	See footnote 1 above.

The value of the Equity-based grant in exchange of basic salary, was calculated to reflect the average share price in the last thirty (30) days prior to March 20, 2023 (date of Board approval).

In making its recommendation regarding the approval of exchanging basic salary with equity-based compensation to the each of the Officeholders, the Compensation Committee and the Board of Directors each have considered: (i) the Company’s cash balance; (ii) the Company’s work plan and budget and its long-term strategy and its Efficiency Plan; (iii) that it is in the best interest of the Company to decrease its expenses; (iv) the Company’s risk management, size and the nature of its operations; (v) the exchange of basic salary with equity-based compensation to the each of the Officeholders is in accordance with the Policy; (vi) the exchange of basic salary with equity-based compensation to the each of the Officeholders do not include ‘distribution’, as such term is defined in the Companies Law

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve exchanging certain percentage of the basic twelve (12) months salaries with equity-based compensation to the each of Mr. Avraham Brenmiller, Mr. Doron Brenmiller and Mr. Nir Brenmiller, as set forth in this proxy statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

As required under Israeli law, the enclosed form of proxy requires that you specifically indicate that you are not a controlling shareholder and do not have a personal interest in these proposals. Without indicating to this effect – we will not be able to count your vote with respect to these proposals.

The Board unanimously recommends a vote FOR on the above proposal.

PROPOSAL 4

TO APPROVE AN EQUITY-BASED DISCRETIONARY BONUS FOR MR. NIR BRENMILLER,
THE COMPANY’S CHIEF OPERATING OFFICER, AND DIRECTOR

Background

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation of a company’s controlling shareholder or his relatives, in accordance with or which exceed the terms of the Policy, require the approval by the Compensation Committee, the Board of Directors and Company’s shareholders (in a Special Majority, as defined above), in that order.

General

Mr. Nir Brenmiller (“Mr. N. Brenmiller”), the son of Mr. Avraham Brenmiller, the Company’s CEO, Chairman of the Board and controlling shareholder, has served as our Chief Operating Officer since January 16, 2022 (“COO”), and has been a member of our board of directors since 2012. Previously, Mr. N. Brenmiller served as our Executive Vice President since 2012. Mr. N. Brenmiller had a major contribution to the Company’s business and growth since his appointment.

Discretionary Bonus On March 20, 2023, the Compensation Committee and Board of Directors, approved and recommended to the Company’s shareholders to approve, a grant of an equity-based discretionary bonus for Mr. Nir Brenmiller for his contribution to the Company, that equals to one and a half (1.5) monthly salaries, in accordance with the Policy, in the following terms (the “Discretionary Bonus for Nir”):

A total of 16,768 Restricted Shares (“RS”) which will be fully vested immediately as of the date of the approval of the Company’s shareholders, at a share price of NIS 4.92 (approximately $1.34 4).

The value of the Equity-based grant as Discretionary Bonus for Nir, was calculated to reflect the average share price in the last thirty (30) days prior to March 20, 2023 (date of Board approval).

The Compensation Committee and the Board of Directors have considered all relevant matters and discussed all matters required under the Companies Law and the regulations promulgated thereunder, including without limitation, the position, responsibilities, background and experience of Mr. N. Brenmiller, and have resolved to approve the Discretionary Bonus for Mr. N. Brenmiller for the following reasons:

●	The Compensation Committee and the Board of Directors believe that Mr. N. Brenmiller performs a significant role in the planning, establishment and implementation of the Company’s business, corporate and financing aspects, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

●	The value of the Discretionary Bonus for Mr. N. Brenmiler described above was determined while taking into consideration Mr. N. Brenmiller’s performance and his contribution to the Company’s ongoing human resources, business development, and investor relations positions in the year 2022.

[4]	See footnote 1 above.

●	The amount of the Discretionary Bonus for Nir was determined while taking into consideration the scope of responsibility of Mr. N. Brenmiller, and his contribution to the Company’s growth.

●	The grant of the equity-based Discretionary Bonus to Mr. N. Brenmiller, was approved while considering numerous factors and all relevant considerations set forth in the Companies Law and the Policy.

●	The grant of the equity-based Discretionary Bonus to Mr. N. Brenmiller does not include ‘distribution,’ as such term is defined in the Companies Law.

Accordingly, the Compensation Committee and Board of Directors determined that granting the Discretionary Bonus for Mr. N. Brenmiller is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Discretionary Bonus for Mr. N. Brenmiller, the Company’s COO, as set forth in this proxy statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board unanimously recommends a vote FOR on the above proposal.

PROPOSAL 5

TO APPROVE AN EQUITY-BASED DISCRETIONARY BONUS FOR MR. DORON BRENMILLER, THE COMPANY’S CHIEF BUSINESS OFFICER, AND DIRECTOR

Background

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation of a company’s controlling shareholder and his relatives, in accordance with or which exceed the terms of the Policy, require the approval by the Compensation Committee, the Board of Directors and Company’s shareholders (in a Special Majority, as defined above), in that order.

General

Mr. Doron Brenmiller (“Mr. D. Brenmiller”), the son of Mr. Avraham Brenmiller, the Company’s CEO, Chairman of the Board, and a controlling shareholder, has served as our Chief Business Officer since January 16, 2022 (“CBO”), and has been a member of our board of directors since 2012. Previously, Mr. D. Brenmiller served as our Executive Vice President since 2012. Mr. D. Brenmiller had a major contribution to the Company’s business and growth since his appointment.

Discretionary Bonus

On March 20, 2023, the Compensation Committee and Board of Directors, approved and recommended to the Company’s shareholders to approve, a grant of an equity-based discretionary bonus for Mr. D. Brenmiller for his contribution to the Company, that equals to one and a half (1.5) monthly salaries, in accordance with the Policy, in the following terms (the “Discretionary Bonus for Doron”):

A total of 16,768 RS which will be fully vested immediately as of the date of the approval of the Company’s shareholders, at a share price of NIS 4.92 (approximately $1.34).

The value of the Equity-based grant as Discretionary Bonus for Doron, was calculated to reflect the average share price in the last thirty (30) days prior to March 20, 2023 (date of Board approval).

The Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, including without limitation, the position, responsibilities, background, and experience of Mr. D. Brenmiller, and have resolved to approve the Discretionary Bonus for Mr. D. Brenmiller for the following reasons:

●	The Compensation Committee and the Board of Directors believe that Mr. D. Brenmiller performs a significant role in the planning, establishment and implementation of the Company’s business, corporate and financing aspects, and has had a major impact on growing the Company’s global pipeline. The Company believes he will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

●	The value of the Discretionary Bonus for Mr. D Brenmiller described above was determined while taking into consideration Mr. D. Brenmiller’s performance and his contribution to the Company’s ongoing business development in the year 2022.

●	The amount of the Discretionary Bonus for Mr. D. Brenmiller was determined while taking into consideration the scope of responsibility of Mr. D. Brenmiller, and his contribution to the Company’s growth.

●	The grant of the equity-based Discretionary Bonus to Mr. D. Brenmiller, was approved while considering numerous factors and all relevant considerations set forth in the Companies Law and the Policy.

●	The grant of the equity-based Discretionary Bonus to Mr. D. Brenmiller does not include ‘distribution.’ as such term is defined in the Companies Law.

Accordingly, the Compensation Committee and Board of Directors determined that granting the Discretionary Bonus for Doron is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Discretionary Bonus for Mr. D. Brenmiller, the Company’s CBO, as set forth in this proxy statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board unanimously recommends a vote FOR on the above proposal.

PROPOSAL 6

TO APPROVE THE EXTENSION OF THE DUAL OFFICE OF MR. AVRAHAM
BRENMILLER AS THE COMPANY CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF
THE BOARD OF DIRECTORS

Background

Under the Companies Law, the Company’s CEO may also serve as the Company’s Chairman of the Board of Directors, subject to the approval of the Company’s shareholders and for a period of up to three (3) years (a “Dual Office”).

General

Mr. Avraham Brenmiller (“Mr. A. Brenmiller”) founded the Company in Israel in 2012 and served as the Company’s CEO and Chairman of the Board of Directors since then.

On February 9, 2022, the Company’s shareholders approved Mr. A. Brenmiller’s Dual Office for a period of eighteen (18) months as of February 1, 2022 and until July 31, 2023.

Therefore, on March 20, 2023, the Board of Directors approved, and voted to recommend that the shareholders approve, to renew Mr. A. Brenmiller’s Dual Office for a period of additional eighteen (18) months, as of August 1, 2023, until February 1, 2025.

It is clarified that Mr. A. Brenmiller is entitled to compensation only for his position as the Company’s CEO (as approved by the Company’s shareholders on August 25, 2022) and is not entitled to compensation for his position as Chairman of the Board of Directors.

If Mr. A Brenmiller’s Dual Office will not be approved by the Company’s shareholders, as of August 1, 2023, Mr. A. Brenmiller will continue to serve as the Company’s CEO under the same conditions and terms as approved by the shareholders on August 25, 2022.

The Board of Directors have considered all relevant issues and discussed all matters required under the Companies Law, including without limitation, the position, responsibilities, background, and experience of Mr. A. Brenmiller, and have resolved to recommend to the Company’s shareholders to approve the extension of the Dual Office of Mr. A. Brenmiller as the Company’s CEO and Chairman of the Board of Directors for a period of additional eighteen (18) months as of August 1, 2023, for the following reasons:

●	Mr. A. Brenmiller has made substantial contributions to the Company’s business and growth. The Compensation Committee and the Board believe that Mr. A. Brenmiller performs a significant role in the planning, establishment, and implementation of the Company’s business, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

●	The experience, familiarity, and significant contribution of Mr. A. Brenmiller to the Company's operations.

●	The resources involved in locating and hiring an additional person to fulfill Mr. A. Brenmiller's position.

●	Mr. A. Brenmiller has served as the Company's CEO and Chairman of the Company's Board of Directors since the day the Company was established, and fulfills these roles with loyalty and professionalism, while leading the Company to significant technological and business achievements.

●	The Company's dependence on Mr. A. Brenmiller, which is based on Mr. A. Brenmiller’s experience, unique expertise in the Company's field of operation, and his deep familiarity with the Company and its various work processes.

●	The Company's Board of Directors believes that the continuation of Mr. A. Brenmiller's Dual Office is in the best interest of the company and is necessary to maintain the Company's management stability.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the extension of the Dual Office of Mr. A. Brenmiller as the Company Chief Executive Officer and Chairman of the Board of Directors, as set forth in this proxy statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board unanimously recommends a vote FOR on the above proposal.

PROPOSAL 7

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND
ANNUAL REPORT FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the years ended December 31, 2021 and 2022, to the Company’s shareholders.

The Company’s financial statements and annual reports for the years ended December 31, 2021 and 2022, filed on TASE on March 31, 2022, and on March 22, 2023 (Ref: 2022-01-033798, and 2023-02-025678, respectively) and described in the Form 20-F with the SEC filed on March 22, 2023, are available on the SEC’s website at the following address:

https://www.sec.gov/edgar/browse/?CIK=1901215&owner=exclude

and on the Israel Securities Authority distribution website at the following address:

https://maya.tase.co.il/company/1690?view=reports

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual reports for the year ended December 31, 2021 and 2022.

This agenda proposal will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company files on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760- 2000), the Company also files reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the TASE website at http://www.maya.tase.co.il.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and this proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED APRIL 4, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN APRIL 4, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Shareholders who hold shares of the Company through members of the TASE and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share for Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel

By Order of the Board of Directors
Brenmiller Energy Ltd.

Avraham Brenmiller, Chairman of the Board of Directors

BRENMILLER ENERGY LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Avraham Brenmiller, Chief Executive Officer and Chairman of the Board of Directors, Mr. Ofir Zimmerman, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Brenmiller Energy Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held on May 9, 2023 at 4:00 p.m. Israel time, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.

(Continued and to be signed on the reverse side)